EXHIBIT 12.1
FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$1,260,452	$1,311,294	$1,339,291	$989,801	$759,734
Interest and other charges, before reduction for amounts capitalized and deferred	727,956	785,539	761,291	982,419	845,709
Provision for income taxes	794,595	883,033	776,915	245,316	481,716
Interest element of rentals charged to income (a)	226,168	206,073	171,229	161,263	151,114

Earnings as defined	$3,009,171	$3,185,939	$3,048,726	$2,378,799	$2,238,273

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$721,068	$785,539	$761,291	$982,419	$845,709
Subsidiaries’ preferred stock dividend requirements	6,888	—	—	—	—
Adjustments to subsidiaries’ preferred stock dividends to state on a pre-income tax basis	4,351	—	—	—	—
Interest element of rentals charged to income (a)	226,168	206,073	171,229	161,263	151,114

Fixed charges as defined	$958,475	$991,612	$932,520	$1,143,682	$996,823

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	3.14	3.21	3.27	2.08	2.25

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.